[WESTERN IOWA ENERGY LETTERHEAD]
June 21, 2006
VIA FEDERAL EXPRESS PRIORITY OVERNIGHT
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Western Iowa Energy, LLC Responses to comments on Form 10-SB
Filed May 2, 2006
File No. 0-51965
Dear Mr. Spirgel:
We are in receipt of your letter dated May 30, 2006 providing comments regarding Form 10-SB filed May 2, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response.
Form 10-SB
General
1. Please note that the Form 10-SB goes effective by lapse of time 60 days after the original filing date after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please continue to update the disclosure in your filing (e.g. plant construction progress) through your effectiveness date.
RESPONSE: We have updated our disclosures regarding plant construction progress and we will continue to update our disclosures through our effectiveness date.
Item 2 Management’s Discussion and Analysis, page 12
2. Please revise to include a discussion of the company’s critical accounting estimates. See SEC Release No. 34-48960 (December 2003).
RESPONSE: We have revised the Registration Statement as suggested.
Forward Looking Statement, page 12

June 21, 2006

3. The first sentence of this subsection references unspecified “safe harbor provisions of the Securities Exchange Act of 1934.” Please note that a company registering its securities for the first time under the Exchange Act is unable to rely upon the safe harbor provisions of Section 21E of the Exchange Act. Delete your reference to these undisclosed safe harbor provisions or clarify what provisions you are relying upon.
RESPONSE: We have revised the Registration Statement as requested.
Management’s Plan for the Next 12 Months, page 13
4. We note your disclosure indicating when you expect to complete construction. Further describe when you expect to begin generating material revenues and quantify your expected costs to operate the plant.
RESPONSE: We have updated the Registration Statement as requested.
Use of Proceeds, page 14
5. Since this registration statement is not an offering document, your use of the phrase “use of proceeds: and “registered offering” is inappropriate. Please revise or remove or clarify these phrases.
RESPONSE: We have removed references to “use of proceeds” and “registered offering” from the Registration Statement as requested.
Item 4 Security Ownership of Certain Beneficial Owners and Management, page 17
6. Since Bill Horan is the principal owner of Horan Brothers, the beneficial ownership totals for Mr. Horan should reflect the units held by Horan Brothers and by himself. Please revise accordingly.
RESPONSE: We have revised the Registration Statement as requested.
Report of Independent Registered Public Accounting Firm, page F-2
7. Please revise to include the statements of operations and cash flows from September 21, 2004 (date of inception) to December 31, 2005.

June 21, 2006

RESPONSE: We have revised the Registration Statement to include the statements of operations and cash flows as requested.
Statements of Changes in Members’ Equity, page F-5
8. If the costs of raising capital are related to your issuance of members units, these costs should offset your capital contributions in “Contributed Capital.” Please revise or advise.
RESPONSE: We concur with the SECs assessment and have moved the costs of raising capital to the contributed capital column and reclassified the amounts presented on the balance sheet.
Note 1 – Land Option page F-9
9. We note that you acquired land subject to two land option agreements from a member at a purchase price of $2,000 per acre. Please tell us if the purchase price represents the fair market value of the land. If not, please tell us the fair market value of the land.
RESPONSE: The consensus of WIE management was that the $2,000 per acre was a reasonable fair value for the land purchased; as such we added language to the financial statement footnote describing the option purchase price approximated fair value.
Note 3 – Members’ Equity, page F-10
10. Please tell us the nature and terms of the “verbal agreement to issue an additional 1,000 units.”
RESPONSE: We had added an additional description to the financial statement footnote to elaborate on the verbal agreement with REG.
Note 8 – Commitments and Contingencies, page F-12
11. Per your disclosure, you are required to pay West Central biodiesel marketing fees and glycerin and fatty acids feeds “per gallon of biodiesel marketed.” It is unclear to us if “marketed” means sold. If the transfer of biodiesel to West Central for marketing purposes constitutes a sale, please tell us and disclose West Central’s rights of return are for unsold biodiesel, and the related revenue recognition policy.
RESPONSE: The transfer of biodiesel to West Central for marketing purposes constitutes a sale. Thus, we revised the financial statement footnote to indicate fees for gallons sold rather than marketed. The agreement with West Central provides that in the event West Central is unable to market all product produced at the Wall Lake biodiesel facility at the prices established by Western Iowa Energy, West Central will work with Western Iowa Energy to develop the best business plan for meeting such circumstances. The agreement does not specifically address West Central’s rights of return for unsold biodiesel. However, the agreement does provide that West Central will take title to the product when loaded for delivery FOB the biodiesel facility unless otherwise agreed. Therefore, it is our belief that once West Central takes possession of the product they no longer have rights of return. Revenue from the production of biodiesel and related products will be recorded upon delivery to customers as set forth in the summary of significant accounting policies.

June 21, 2006

12. It appears to us that you will acquire raw materials inventory (feedstock) from, and sell finished goods inventory (biodiesel) to, the same counterparty (West Central). Please tell us how you will be accounting for this arrangement and your consideration of EITF 04-13.
RESPONSE: EITF 04-13 concludes that under certain circumstances two or more transactions involving inventory with the same conterparty that are entered into in the contemplation of one another should be combined and reported as one single transaction. Based on our analysis we have concluded the provisions of EITF 04-13 do not apply to our transactions with West Central. Our conclusion is based on the facts described below.
•	Except under rare circumstances, we will not actually purchase inventories directly from West Central. West Central acts as the purchasing agent for which we pay a procurement fee. Payments for inputs used by us we will be paid to the vendor not West Central.

•	We treat the purchase of inventories from vendors and the sales to West Central as separate transactions. Neither Western Iowa Energy nor West Central will offset the receivables and payables related to the transactions.

•	The purchase of inventory by West Central on our behalf will not necessarily trigger a sales transaction with West Central. Our sales to West Central will occur when we load product for delivery FOB Biodiesel Facility, unless otherwise agreed.

•	The inventory output from our production process adds significant value to the inventory inputs which West Central acquires for us.
13. Please disclose the nature of the net income adjustments used to calculate the net income bonus payable to West Central.
RESPONSE: We added additional disclosures to the financial statement footnote to expand on the net income bonus payable to West Central.

June 21, 2006

14. Please tell us if any compensation due West Central may be paid in member units.
RESPONSE: No compensation will be paid to West Central in the form of member units.
Note 9 – Fair Value of Financial Instruments, page F-12
15. Please tell us the nature and terms of the soybean oil contracts.
RESPONSE: We have added further a description of the nature and terms of the soybean oil contracts to the financial statement footnotes.
16. Based on your Management & Operational Services Agreement, we note “West Central will initially be responsible for arranging the purchase of soybean oil, together with other feed stocks as may be needed in the future.” Please tell us your obligation in this arrangement.
RESPONSE: West Central’s obligation exists for the term of the Agreement, which is three (3) years. Our obligation is to pay West Central as set forth in the Agreement.
17. Please refer to the third sentence. Revise to state that “costs” approximates market. We note your disclosure in Note 1 on page F-8.
RESPONSE: We modified the wording in the financial statement footnote as requested.
Updating
18. Please provide the unaudited interim financial statements for the three months ended March 31, 2006.
RESPONSE: We have included unaudited interim financial statements for the three months ended March 31, 2006 as requested.
In addition, Western Iowa Energy acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John Geake

John Geake
President, Western Iowa Energy